

June 12, 2014

Kurt E. Neubauer
President
Momentous Entertainment Group, Inc.
PO Box 861
Sugar Land, TX 77487

> **Re:** **Momentous Entertainment Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 29, 2014**
> **File No. 333-194636**

Dear Neubauer:

We have reviewed your response to our letter dated May 22, 2014 and have the following additional comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 4 and reissue in part. We note that you are raising at most $217,500 in this offering, which is substantially less than the approximate $2,000,000 needed to execute your business plan. Please disclose here whether you have any specific plans to raise the remaining amount needed to execute your business plan.

2. We note your response to our prior comment 6 and reissue. You continue to state on pages 3 and 16 that you intend to offer the shares being registered to "friends, family members and business acquaintances." On page 33, however, you state that the offering will not be limited to friends, family members and business acquaintances. Please revise for consistency.

Prospectus Summary, page 4

About Momentous Entertainment Group, Inc., page 4

3. We note your response to our prior comment 10. Please revise here to also disclose your revenues and net losses for the most recent audited period.

4. We note your response to our prior comment 12 and reissue. Please disclose your average "burn rate" as a figure, not a range, and state the month you will run out of funds at this rate if you do not receive any additional capital. Please state this here as well as in the business and in the MD&A sections. In addition, please revise here to state how much cash you have on hand as of the most recently practicable date.

5. We note your response to our prior comment 19. Please reconcile statements in your prospectus regarding your president's obligation to loan you money with the terms of the agreement filed as exhibit 10.2. In this regard we note the following inconsistencies:

   • The agreement states that such loans are "conditioned upon MEG's President having the necessary resources to make such loan" however prospectus discussions of the loans on pages 4 and 16 do not include this qualification and

   • The agreement states that the loans are to cover "professional and related fees relating to MEG's prospectus" however your disclosure on pages 4 and 16 state that he will loan funds for working capital, and your disclosure on page 26 states that he will loan money for operating expenses.

6. We reviewed your response to our prior comment 13 and the revisions to your disclosures. We reissue our comment in part. Please revise to disclose the implied aggregate price of your common stock based on the offering price of $0.01 and assuming all newly offered shares are sold. Based on your 48,595,450 shares outstanding at December 31, 2013 and the 21,750,000 shares being offered, it appears that the implied aggregate price of your common stock based on the offering price of $0.01 is approximately $703,450.

Use of Proceeds, page 16

7. We note your response to our prior comment 18 and reissue in part. We regard this section as one of the most important in the prospectus because it tells investors what their money will be used for. In this regard:

   • Please revise here to state the estimated amount of offering proceeds you will use to pay the accrued expenses relating to your initial planning and registration-related expenses and to pay costs incurred for the preparation of infomercials and commercials under the license agreement with PILOXING®, assuming you do not defer payments to creditors and do not execute any new license agreements in the near term;

- We note from paragraph 12 of your joint venture agreement filed as exhibit 10.1 that you have agreed that some of the proceeds from your equity capital raise will be used for the purpose of making an infomercial, product development costs and manufacturing, as well as loans to Dixie Worldwide Productions, Inc. Please revise here accordingly to disclose approximately what amount of the proceeds will be used for each of these specific purposes;

- We note that you state on page 6 that you "will apply the proceeds from the offering to pay professional fees and other general expenses of the offering;" however, your revised disclosure states that your president will be responsible for paying these fees. Please revise for consistency;

- Please ensure that your disclosure here is consistent with your response to our comment below regarding your operating plan;

- We note that this is a best efforts offering and that there are no minimum number of shares that must be sold in order for the offering to close. Please disclose here the intended use of proceeds if either 25%, 50%, 75%, or 100% of the proceeds are raised;

- If any additional funds will be needed to accomplish the goals listed, then state the amount and source of other funds.

Management's Discussion and Analysis or Plan of Operation, page 21

Plan of Operations, page 23

8. We note that you have signed a license agreement for PILOXING® in May 2014. Please file it as an exhibit to the registration statement.

Management's Discussion and Analysis, page 21

Operating Plan, page 22

9. We note your response to our prior comment 20 and reissue in part. In the discussion of each of your planned activities discuss the associated costs accompanying each proposed step and whether you will need to raise additional funds. Include a brief summary of your timeline and budget in your Prospectus Summary.

Business, page 25

10. We note your response to our prior comment 21 and reissue. Please revise this section to clarify what types of music, film products, and "key consumer products" you intend to produce.

11. We note your response to our prior comment 23 and your disclosure that you are not a party and do not have a beneficial interest in the agreements signed by DPW. Please delete discussions of agreements to which you are not a party or do not have a beneficial interest or advise why this disclosure is material to investors. If you do not have a beneficial interest in this arrangement between the Church of Jesus Christ of Latter Day Saints and DWP it appears that the discussion would not be material to investors and should be removed.

12. Likewise we note your response to our prior comment 24. Because you do not have any agreements with Dixie State University or "The James Woods School of Cinematic Arts" and do not have a beneficial interest in any such agreements please delete all references to them or explain to us why this disclosure is material to investors.

13. We note your response to our prior comment 26 and reissue in part. Please revise the first paragraph on page 26 to disclose whether under the terms of the joint venture agreement you are obligated to split production costs equally with DWP.

Current Status, page 26

14. We note your response to our prior comment 28 and reissue in part. Please disclose what revenue the sales of "The Greatest Story Ever Sung" CD produced.

Direct Response Marketing, page 26

15. Please revise the first paragraph to disclose which of your directors "are very experienced and have a lot of business contacts in this area."

16. Please revise on page 27 to state which director and media company you are referring to where you state "[o]ne of the members of [y]our Board of Directors is associated with one of [y]our approved media companies."

17. Please disclose in quantitative terms the calculation of the "royalty fee to the owners of PILOXING® Academy LLC based on sales" as discussed on page 27.

Directors, Executive Officers, Promoters and Control Persons, page 29

18. Although we note your response to our prior comment 35, we reissue in part. For each of your directors, please discuss separately the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Summary Compensation Table, page 33

19. We note your response to our prior comment 38. Please revise your summary compensation table to include all compensation Messrs. Pepe and Williams received in fiscal year 2013, including any compensation you paid both prior to and after their becoming named executive officers. Refer to Instruction 4 to Item 402(a)(3) of Regulation S-K. In addition, outside the footnotes to the summary compensation table, please include a separate director compensation table in the format required by Item 402(r) of Regulation S-K. In this regard we note some information is disclosed on pages 35 and F-10.

You may contact Stephen Kim at (202) 551-3291 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: Via E-mail
         Frank J. Hariton, Esq.